

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 18, 2010

Joe Tyszko
President
RJS Development, Inc.
200 Miramar Blvd., NE
St. Petersburg, Florida 33704

>   **Re: RJS Development, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 29, 2010**
>   **File No. 333-151698**

Dear Mr. Tyszko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please continue to monitor the financial statements update requirement in accordance with Rule 8-08 of Regulation S-X.

2.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Risk Factors, page 7

"(1) Our Auditor Has Expressed Substantial Doubt About Our Ability . . . ," page 7

3.   We have read and considered your response to comment 3 in our letter dated February 17, 2010 and continue to note that the amount reported as accumulated deficit does not agree to its respective balance on the balance sheet as of December 31, 2009. Please amend accordingly.

"(15) We May Not Be Able to Successfully Identify . . . ," page 12

4.   We note the revisions made to this risk factor to discuss that you are now operating your business from your president's personal residence. Please note, however, that each risk factor should contain a single, discreet risk. This risk factor presents the risk that you may be unable to successfully identify acquisition opportunities and the risk of being unable to locate and secure a separate office location for your company. Please revise to present each risk as a separate risk factor with an accompanying subheading.

Item 11. Information with Respect to the Registrant, page 23

Description of Business, page 23

Our completed business has focused on a broad segment of the commercial market . . . , page 25

5.   We note your response to comment 10 in our letter dated February 17, 2010. Please revise to make clear that while the tenants listed are types of tenants that will often contact developers, none of these tenants have contacted your company at this time to assist in the development of retail space. Also, you have revised your disclosure to state that "you have previously worked with these types of neighborhood tenants." If the company has not worked with each of the specific companies listed, please revise to state this point.

 (9) Our Employees, page 30

6.   Please clarify if you have utilized outside consultants or sales personnel in 2008 or 2009. If you have utilized their services, please describe the services provided and the fees paid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

7.   We note your response to comment 15 in our letter dated February 17, 2010 and we reissue it in its entirety. Please include an "Overview" in your MD&A section to include the most important matters on which management focuses in evaluating your

financial condition and operating performance and provide the context for the
discussion and analysis of the financial statements. The Overview should identify
and address those key variables and other qualitative and quantitative factors that are
peculiar to and necessary for an understanding and evaluation of the company. This
discussion should address both past and prospective financial condition and operating
performance, including a discussion of known material trends and uncertainties.

Results of Operations, page 34

8.   We note your response to comment 20 in our letter dated February 17, 2010. Please
describe in more detail the nature of your existing management contract from which
you earned revenues for the periods presented in this section.

9.   We note your response to comment 21 in our letter dated February 17, 2010 and we
reissue it in part. Please provide more detailed information regarding your results of
operations for 2008 and 2009. Specifically, please provide period-on-period
comparisons of the major line items in your Statements of Operations. Please refer to
Regulation S-K, Item 303(a)(3), and Instructions 1, 2 and 3 to Paragraph 303(a).

Liquidity and Capital Resources, page 35

10.   Please update your disclosure to include a discussion of your liquidity and capital
resources as of December 31, 2009 and March 31, 2010.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page
36

11.   Pursuant to Item 304(a)(1)(iv) of Regulation S-K, please state whether in connection
with audits of the two most recent years through the date of discharge there were any
disagreements with the former accountant on any matter which, if not resolved to the
satisfaction of the accountant, would have caused the accountant to make reference in
its report to the matter. Among other items specified in this authoritative literature,
the filing should describe the subject matter of any such disagreement.
Disagreements required to be reported include both those resolved to the satisfaction
of the accountant and those not resolved to the satisfaction of the accountant.

12.   Please also state whether the accountant issued a report in the last two fiscal years
containing a disclaimer or adverse opinion, or that was qualified or modified. A
modified opinion includes an opinion that expresses substantial doubt about a
company's ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of
Regulation S-K.

13.   Please file a letter from your former accountant, indicating whether or not they agree
with your disclosures. Refer to exhibit 16 of Regulation S-K.

Index to Financial Statements

14.   Please amend your filing to include the audit report opining on the fiscal year ended December 31, 2008.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at 202-551-3432, or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Clifford J. Hunt, Esq. (*via facsimile*)